For the year ended (a) 11/30/95
File # 811-3264


                         SUB _ ITEM 77J
              Reclassification of Capital Accounts



Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with A.I.C.P.A. Statement of Position 93-2; Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. For the Short-Intermediate Term Series, the effect of applying this statement was to increase undistributed net investment income by $116,167 for market discount recognized on securities sold, decrease accumulated net realized losses by $21,796,567, and decrease paid-in capital in excess of par by $21,912,734. The reduction in accumulated net realized losses was due to the expiration of a portion of the capital loss carryforward. Current year net investment income, net realized losses and net assets were not affected by this change.